Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2022, Silo Pharma, Inc. (“the Company”) had one class of security registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), its common stock, par value $0.0001 per share (the “Common Stock”).

Description of Common Stock

The following description of the Company’s Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and the Company’s (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. The Company encourages you to read its Certificate of Incorporation, Bylaws, and the applicable provisions of the Delaware General Corporation Law for additional information.

Authorized Capital Shares

The Company’s authorized capital shares consist of 500,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock”), of which 1,000,000 shares of Preferred Stock have been designated as Series A Convertible Preferred Stock, $0.0001 par value per share and 2,000 have been shares have been designated as Series B Convertible Preferred Stock, $0.0001 par value per share, and 4,280 have been shares have been designated as Series C Convertible Preferred Stock, $0.0001 par value per share. As of March 8, 2023, there were 3,158,797 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

Each stockholder of our Common Stock is entitled to a pro rata share of cash distributions made to stockholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our Common Stock are entitled to receive dividends when and if declared by our board of directors from funds legally available therefore. Cash dividends are at the sole discretion of our board of directors. In the event of our liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stockholders of shares of our Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our Common Stock.

Options

As of March 23, 2023, we have options to purchase up to 28,849 shares of our common stock issued and outstanding at a weighted average exercise price of $7.28 per share.

Warrants

As of March 23, 2023, we have warrants to purchase up to 404,580 shares of our common stock issued and outstanding at an exercise price between $6.25 to $15.50 per share.

Anti-Takeover Provisions of our Certificate of Incorporation and our Bylaws

Set forth below is a summary of the provisions of the Company’s Certificate of Incorporation and Bylaws that could have the effect of delaying or preventing a change in control of the Company. The following description is only a summary, and it is qualified by reference to the Certificate of Incorporation, Bylaws and relevant provisions of the Delaware General Corporation Law.

Board of Directors Vacancies

Our Bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution of the majority of the incumbent directors; provided, however, the number of directors shall not be less than three.

Special Meeting of Stockholders

Our Bylaws provide that special meeting of our stockholders may be called by our President or our board of directors and our Secretary at the request in writing of our stockholders owning a majority of our voting capital.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of the Delaware General Corporation Law

We are not subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 will not apply to us.

Transfer Agent and Registrar

Our transfer agent and registrar is West Coast Stock Transfer, Inc. whose address is 721 N. Vulcan Avenue, Suite 106, Encinitas, CA 92024.

Listing

Our common stock is quoted the Nasdaq Capital Market under the symbol “SILO.”